HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________          Email:  harttrinen@aol.com
Donald T. Trinen                                     Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                November 20, 2007

John Madison
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Tara Minerals Corp.
            Registration Statement on Form SB-2
            File No. 333-146512

      This office  represents Tara Minerals Corp. (the  "Company").  Amendment
No. 2 to the Company's registration statement has been field with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated October 31, 2007. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The letters "FS" under the page number column are references to pages in the Company's financial statements.

                                                                     Page Number
                                                                     -----------

C-1     Comment noted.                                                    N/A

C-2     Comment complied with.                                     Cover Page

C-3     Comment complied with.                                            N/A

C-4     Comment complied with.                                              4

C-5     Comment complied with.                                   Exhibit 10.5

C-6     Comment complied with.                                         17, 18

C-7     Comment complied with.                                           FS-3

C-8     Comment complied with.                                           FS-3

C-9     Comment complied with.                                          FS-10

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.


                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.

                                           /s/ William T. Hart
                                         --------------------------
                                           William T. Hart
WTH:ap